UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2010
Commission File Number 0-50841
51job, Inc.
(Translation of registrant’s name into English)
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

51job, Inc. is furnishing under the cover of Form 6-K:
99.1	Press release regarding the appointment of a new independent director and regained Nasdaq compliance dated October 19, 2010
99.2	Notice of Annual General Meeting of Members of 51job, Inc. dated October 26, 2010
99.3	Proxy Statement for Annual General Meeting of Members of 51job, Inc.
99.4	Form of Proxy Form and Written Consent for Holders of Common Shares
99.5	Form of Voting Instruction Card to JPMorgan Chase Bank for Holders of American Depositary Shares

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51JOB, INC.
By:	/s/ Rick Yan
	Name:	Rick Yan
	Title:	President and Chief Executive Officer

Date: October 29, 2010

EXHIBIT INDEX

Exhibit	Description
99.1	Press release regarding the appointment of a new independent director and regained Nasdaq compliance dated October 19, 2010
99.2	Notice of Annual General Meeting of Members of 51job, Inc. dated October 26, 2010
99.3	Proxy Statement for Annual General Meeting of Members of 51job, Inc.
99.4	Form of Proxy Form and Written Consent for Holders of Common Shares
99.5	Form of Voting Instruction Card to JPMorgan Chase Bank for Holders of American Depositary Shares

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